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SECUR [barcode] MMISSION

05036279

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2005 WASH, DC 213

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SEC FILE NUMBER
8- 46868

ANNUAL AUDITED REPORTED FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fairview Securities, Inc.

OFFICIAL USE ONLY
023757
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

137 Rowayton Avenue
(No. and Street)

Rowayton	CT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

Bruce G. Kinloch — (203) 655-7100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06032
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Bruce G. Kinloch, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Fairview Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 10th day of February, 2005

Colleen M. Snow

Notary Public

COLLEEN M. SNOW
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 200?

Colleen M. Snow

Notary Public

My Commission Expires April 30, 2009

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditor's Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

FAIRVIEW SECURITIES, INC.

Financial Statements

December 31, 2004

KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

FAIRVIEW SECURITIES, INC.

December 31, 2004

Contents

	PAGE
Facing Page	
Affirmation	
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Supplementary Information to Financial Statements:	
Computation of Net Capital	8
Notes to Computation of Net Capital	9
Computations of Basic Net Capital Requirement and Aggregate Indebtedness	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	11

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Fairview Securities, Inc.

We have audited the accompanying statement of financial condition of Fairview Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Securities, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17(a)-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 27, 2005

Fairview Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Current assets:	
Cash	$ 15,659
Other current assets	8,350
Total current assets	$ 24,009
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 5,295
Stockholder's equity:	
Capital stock - no par value authorized 20,000 shares; 7,250 shares issued and outstanding	145,000
Additional paid-in capital	28,000
Deficit	(154,286)
Total stockholder's equity	18,714
Total liabilities and stockholder's equity	$ 24,009

The accompanying notes are an integral part of the financial statements

Fairview Securities, Inc.

Statement of Income

For the Year Ended December 31, 2004

Revenues:	
Commissions	$ 269,144
Expenses:	
Administrative services fee	250,360
Licenses and registration	14,363
Professional fees	30,778
Other	741
	296,242
Net loss	$ 27,098

The accompanying notes are an integral part of the financial statements

Fairview Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Deficit	Total
Balances, beginning	$ 145,000	$ --	$(127,188)	$ 17,812
Additional contributed capital	--	28,000	--	28,000
Net loss	--	--	(27,098)	(27,098)
Balance, ending	$ 145,000	$ 28,000	$(154,286)	$ 18,714

The accompanying notes are an integral part of the financial statements

Fairview Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$(27,098)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) Decrease in:	
Prepaid expenses and other assets	(595)
Increase (Decrease) in:	
Accounts payable and accrued expenses	(330)
Net cash used in operating activities	(28,023)
Cash flows provided by financing activities:	
Additional contributed capital	28,000
Net decrease in cash	(23)
Cash, beginning of year	15,682
Cash, end of year	$ 15,659

The accompanying notes are an integral part of the financial statements

Fairview Securities, Inc.

Notes To The Financial Statements

For The Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies:

Organization

Fairview Securities, Inc. (the "Company") is a Connecticut Corporation formed on November 12, 1993. The Company's business activities include raising capital from institutional investors for investment funds or advisors. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is registered to do business in the following states: Arkansas, California, Colorado, Connecticut, Florida, Hawaii, Iowa, Illinois, Massachusetts, Michigan, North Carolina, New Jersey, New York, Pennsylvania, Tennessee, Texas, Virginia, Washington and Wisconsin.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2004, the Company has net capital of $10,364, which was $5,364 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 0.5109 to 1.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Related Party Transactions:

The stockholder of the Company owns 100% of an LLC, Fairview Partners, LLC (F.P.). On January 29, 2004, a written agreement was signed between F.P. and the Company that covers 2004 that calls for $42,000 to be paid by F.P. to the Company as an administrative service fee. The terms of the agreement are renewable annually.

Note 4 - Income Taxes

Effective November 12, 1993, the Company obtained Internal Revenue Service approval to be taxed as an "S" Corporation; therefore, there is no provision for Federal Corporate Income taxes as the income is taxed to the shareholder. "S" Corporations are no longer taxable in the State of Connecticut; therefore, there is no provision for income taxes.

Fairview Securities, Inc.

Computation of Net Capital

For The Year Ended December 31, 2004

Total ownership equity from statement of financial condition	$ 18,714
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	8,350
Net capital	$ 10,364

Fairview Securities, Inc.

Notes to Computation of Net Capital

For the Year Ended December 31, 2004

1. Nonallowable assets:

Nonallowable assets from the statement of financial condition	$ 8,350

2. Net capital reconciliations:

Net capital as reported in Part II A of Form X-17as of December 31, 2004	$ 10,364

There are no audit adjustments at December 31, 2004.

Fairview Securities, Inc.

Computations of Basic Net Capital Requirements and Aggregate Indebtedness

For the Year Ended December 31, 2004

Minimum net capital required (6 2/3% of $5,295)	$	353
Minimum net capital requirement of reporting broker dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	5,364
Excess net capital at 1000%	$	9,834
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	5,295
Ratio of aggregate indebtedness to net capital		.5109

KOSTIN, RUFFKESS & COMPANY, LLC
Business Advisors and Certified Public Accountants

Farmington • New London

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Fairview Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fairview Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KOSTIN, RUFFKESS & COMPANY, LLC

Fairview Securities, Inc.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal control and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size.

The President of the Company is aware of the weakness in the internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the President will review all transactions and books of original entry.

With the exception of the foregoing, our study and evaluation disclosed no other conditions that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
January 27, 2005